SAGAMORE HOLDINGS, INC.
                         33 Wood Avenue South, Suite 600
                            Iselin, New Jersey 08830
                                 (732) 603-4967





June 30, 2005


VIA TELEFAX AND REGULAR MAIL

Mr. Larry Spirgel, Assistant Director Division of Corporate Finance United States Securities and Exchange Commission 450 Fifth Street, N. W., Mail Stop 0407
Washington, D.C. 20549

Re:      Sagamore Holdings, Inc.
         Amendment No. 1 to Form SB-2
         Filed May 13, 2005
         File No. 333-122822

Dear Larry:

We are in receipt of your comment letters dated May 25, 2005 and June 21, 2005. This letter sets forth the responses of the Company to these comment letters. Your comments are reproduced below:

General

COMMENT  1:                We note that the Series A Preferred Stock is
                           convertible at the lower of $1.00 per share or 80% of the average of the lowest closing bid price for the common stock during the five trading dates immediately preceding the conversion date "if a public market exists for the common stock." It appears, then, that the conversion price of the Series A Preferred Stock will fluctuate with the market price of the common stock and that you are trying to register as an initial public offering the resale of common stock underlying securities that convert at a price that is not fixed. Such registration does not fit within our guidance on private-investment-public-equity transactions. See, for example, Telephone Interpretation #3S(a) of the March 1999 Supplement to our Manual of Publicly
                           Available Telephone Interpretations. Please remove from your IPO registration statement the common stock issuable upon conversion of the Series A Preferred
                           Stock.

RESPONSE:                  At the request of the Commission, we have removed the
                           common stock issuable upon conversion of the Series A
                           Convertible Preferred Stock from Amendment No. 2 to the Registration Statement.

Mr. Larry Spirgel
June 30, 2005
Page 2


May 25, 2005 Letter

General

COMMENT  2:                We note that the Cornell Capital Partners and
                           Yorkville Advisors' percentage of the shares being resold in the offering is substantial (approximately
                           95%) and that most of the shares have been issued recently. Consequently, it appears that the offering is a primary offering being made "by or on behalf" of the issuer. As you know, in order to conduct this type of offering, the issuer must be eligible to use
                           Securities Act Rule 415(a)(4). Since you do not qualify to conduct an "at the market" offering, please revise the registration statement to price all securities offered in the prospectus for the durations of the offering and to indicate the specific price where appropriate in the prospectus.
                           Lastly, since this is a primary offering, the offering must be prompt and continuous for the duration of the offering.

RESPONSE:                  In response to the Commission's comment 1 above, we
                           have removed the common stock issuable upon conversion of the Series A Convertible Preferred
                           Stock from Amendment No. 2 to the Registration
                           Statement.

                           In addition, we are not registering any shares for Yorkville Management Advisors at this time. Therefore, we believe that we now qualify to conduct an "at the market offering," as the shares are not being registered by or on behalf of the Company.

COMMENT3:                  Since the shares being sold by Cornell and
                           Yorkville appear as being sold "by or on behalf" of the issuer, the entire offering must be sold at a fixed price. Hence, all of the Nexus employees whose shares are being registered for resale at market prices must be registered in a separate transaction on a separate registration statement. Please amend the registration statement to remove these individuals as selling shareholders.

RESPONSE:                  As discussed in our response to the Commission's
                           comment 1 and 2 above, the shares being registered in Amendment No. 2 to the Registration Statement are not by or on behalf of the Company. Therefore, the shares being registered for the Nexus employees have not been removed from Amendment No. 2 to the Registration
                           Statement.

COMMENT  4:                We note section 3 of exhibit 10.12, the termination
                           agreement, which states "It is the intent of [Cornell
                           Capital Partners] and [you] to enter into a new standby equity distribution agreement and related transaction documents, with substantially identical terms as the [September 2004 agreement and documents] immediately upon shares of [your] common stock being quoted on the OTCBB." However, the price that Cornell
                           Capital Partners is obligated to take your shares under the standby equity distribution agreement will not be determinable until there is a market in your stock. Therefore, a condition precedent to the

Mr. Larry Spirgel
June 30, 2005
Page 3

                           existence of an agreement will not occur until after your stock trades on the OTCBB; so remove any implication in the registration statement that there will be an existing equity line arrangement with Cornell Capital Partners.

                           In addition, please address in your response letter prior comment one that, as a result of the floating exchange ratio feature of the Series A Convertible Preferred Stock, we view Cornell Capital Partners' obligation under the equity line financing as not being irrevocable because of Cornell Capital Partners' ability to engage in market transactions that could indirectly trigger restrictions on its ability to receive shares under the equity line financing.

RESPONSE:                  In response to the Commission's comment, we have
                           removed any implication in Amendment No. 2 to the Registration Statement that there will be an existing
                           Standby Equity Distribution Agreement with Cornell
                           Capital Partners.

                           As the Standby Equity Distribution Agreement has been terminated, Cornell Capital Partners' obligations under the now-terminated Standby Equity Distribution Agreement are irrelevant and the floating exchange ratio feature of the Series A Convertible Preferred Stock is not affected.

COMMENT  5:                Your descriptions in the instant registration
                           statement and the termination agreement of the proposed equity distribution agreement seem, broader than what is permitted under Securities Act Rule
                           135c. Please address in your response letter why such disclosure does not constitute a general solicitation of the stock to be offered under the equity line (and therefore a violation of Section 5 of the Securities
                           Act) and why the existence of a general solicitation does not undermine the availability of a Securities
                           Act exemption for the contemplated private placement with Cornell Capital Partners.

RESPONSE:                  The now-terminated Standby Equity Distribution
                           Agreement is neither described nor referenced in Amendment No. 2 to the Registration Statement, except to the extent that we are required to disclose
                           Cornell Capital Partners' ownership of the commitment fee shares received under the now-terminated Standby
                           Equity Distribution Agreement and to extent that we must describe the issuance of these shares in Part
                           II, Item 26 of the Registration Statement.

                           In addition, we have amended and restated the Termination Agreement related to the now-terminated Standby Equity Distribution Agreement to eliminate the language that it is the intent of the parties to enter into a new standby equity distribution agreement.

COMMENT  6:                We note that you include industry research for
                           estimated growth data and other figures cited throughout the document, such as those provided by Electronic Trend Publications and Bear Stearns.
                           Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Mr. Larry Spirgel
June 30, 2005
Page 4

RESPONSE:                  In response to the Commission's comment, we have
                           removed any information relating to the industry size or growth prospects since we were not subscribers to the source of the information originally submitted, and it otherwise is not publicly available.

Prospectus Summary, page 1

COMMENT 7:                 Where you discuss the credit facility in the going
                           concern section, please state the amount of the outstanding balance that is in default.

RESPONSE:                  As requested by the Commission, we have disclosed the
                           amount of the outstanding balance that is in default under our credit facility, in the Prospectus Summary.

COMMENT 8:                 We note your revisions in response to prior comment
                           seven to include more information about party interrelationships. Please further revise the interrelationships subsection to indicate that
                           Cornell Capital Partners and Yorkville Advisors are holders selling xx% of the shares in the prospectus.

RESPONSE:                  We have revised our Interrelationships subsection
                           contained in our Prospectus Summary to indicate that Cornell Capital Partners is selling 56% of the shares being registered in the prospectus. However, we are not registering any shares for Yorkville Management
                           Advisors at this time.

Risk Factors, page 9

General

COMMENT 9:                 We note your revised first risk factor on page 9
                           suggests inventory obsolescence is one of the reasons
                           Nexus is in violation of the credit facility covenants. Revise to include an additional risk factor that highlights and quantifies the "significant unfavorable adjustments to pre-acquisition investor valuations due to obsolescence" that contributed to Nexus's violation of the facility covenants.

RESPONSE:                  We have added a risk factor to our Risk Factor
                           section, which highlights and quantifies the adjustments to pre-acquisition investor valuations that contributed to Nexus' violation of the credit facility covenants.

Our Independent Registered Public Accounting Firm Has Stated..., page 9

COMMENT  10:               We note your additional disclosure that, "[u]nless
                           Nexus receives a waiver. from the lender, and there can be no assurance that Nexus will obtain a waiver, the operating results and cash flows of Nexus may not be adequate to enable it to pay the obligations that are currently due." So that investors may assess the degree to which this is a risk to you, please state the availability of your cash on hand to pay the obligations that are currently due under the credit

Mr. Larry Spirgel
June 30, 2005
Page 5

                           facility. Please also state here, as you did on page 25 in management's discussion and analysis, that, "[i]f the Company could not satisfactorily replace the credit facility, there would be insufficient liquidity to meet its current obligations over the next twelve months, and it would therefore be necessary to examine other strategic alternatives, including a possible sale or liquidation of the business, although there are no assurances that it would be able to do so."

RESPONSE:                  We have added the additional disclosure requested by
                           the Commission in this risk factor in Amendment No. 2 to the Registration Statement. Please refer to the second and third paragraph of this risk factor. We
                           Are Dependent On Our Suppliers, page 10

COMMENT 2:                 Please delete the mitigating language "While we do
                           not believe that the loss of any one supplier would have a material adverse effect upon us since most products sold by us are available from multiple sources" and "Although component shortages have not had a lasting negative impact on our business." In addition, revise to indicate the extent to which component shortages have had a negative impact on your business.

RESPONSE:                  We have deleted the mitigating language from this
                           risk factor and revised same to indicate the extent to which component shortages have had a negative impact on our business. Please refer to the changes in the following risk factors: "We are dependent on our suppliers ...", and "We do not have long term contracts...".

We Do Not Have Long-Term Contracts With Our Customers..., page 11

COMMENT 3:                 Please quantify the adverse effect on your revenues
                           due to the cancelled, reduced and delayed orders in the fiscal year ended June 30, 2002 and indicate whether this amount was atypical.

RESPONSE:                  We have quantified the adverse effect on our revenues
                           due to cancelled, reduced and delayed orders in the risk factor entitled, "We do not have long term contracts ...".

Our Stockholders May Experience Significant Dilution..., page 13

COMMENT 4:                 Please delete the reference to the September 15, 2004
                           standby equity distribution agreement with Cornell
                           Capital Partners, in light of the April 2005 termination agreement.

RESPONSE:                  We have deleted the reference to the now-terminated
                           Standby Equity Distribution Agreement in this risk factor, as requested.

Selling Stockholders, page 17

Table and Notes to the Table

Mr. Larry Spirgel
June 30, 2005
Page 6

COMMENT 5:                 We note your response to prior comment 20 that you
                           have not aggregated the number. of shares beneficially owned by Cornell Capital Partners and Yorkville Advisors "because the beneficial ownership limitation causes the ownership for Comell Capital to stay the same, regardless of including the Yorkville
                           Advisors' shares." Please confirm to us in your response letter that you are referring to the "4.99% ownership conversion limitation" mentioned in note two, and explain to us why the limitation applies in determining whether Mark Angelo who controls both entities should be named in the table and the shares aggregated next to his name.

RESPONSE:                  In response to the Commission's comment, we will not
                           be registering any shares for Yorkville or Conrell
                           Capital Partners in this offering.

Management's Discussion and Analysis, page 25

Overview, page 25

COMMENT 6:                 Please tell us in your response letter whether
                           Nexus's breaches of the facility covenants constitute the kind of "defaults under other loan agreements" that "would result in a default under the promissory note agreement with Jaco." If they do, revise your new disclosure here accordingly, and discuss the consequences of such default.

RESPONSE:                  We have added language addressing the Commission's
                           comment in paragraph 5 of the overview portion of our Management's Discussion and Analysis section in Amendment No. 2 to the Registration Statement.

                           The Company is not in default on other loan agreements. There is a cross default trigger on the promissory note with Jaco, if the Company is in default on $5,000,000 or more in other debt. The Company is only in default under the bank credit facility, which has outstanding obligations of $3,978,675 as of April 3, 2005 (it usually ranges from approximately $3.9 million to $4.2 million).

COMMENT 7:                 We note your statement that "[t]he combination of
                           [Nexus's] ability to extend the maturity date [of the credit facility], and its expected operating cash flow, will permit the company to meet its financial obligations over the next twelve months" Please describe the "expected operating cash flow" and the basis for such expectation.

RESPONSE:                  We have added language addressing the Commission's
                           comment in paragraph 8 of the overview portion of our Management's Discussion and Analysis section in Amendment No. 2 to the Registration Statement.


                           The wording was changed to "forecasted operating cash flow over the next year." The Company bases that statement on its internal rolling forecasts, which are similar to that used in most other businesses as operating tools.

Mr. Larry Spirgel
June 30, 2005
Page 7

COMMENT 8:                 Please explain what you mean on page 28 by "Lean
                           Manufacturing' techniques."

RESPONSE:                  We have explained what is meant by "Lean
                           Manufacturing" in paragraph 11 of the overview portion of our Management's Discussion and Analysis section in Amendment No. 2 to the Registration
                           Statement.

Results of Operation, page 27

COMMENT 9:                 Please refer to your discussion of gross profit
                           during the period from October 4, 2004 through January 2, 2005. Tell us why you recorded a "one-time amortization" of the increased cost basis of your inventory. In this regard, we note from your response on page 61 that amortization relating to the fair value assigned to inventory will be amortized into costs of goods sold as the inventory turns.

RESPONSE:                  The Commission's comment now relates to gross profit
                           discussed for the period from September 15, 2004 through April 3, 2005, with the inclusion of the financials statements for the period from September
                           15, 2004 (Date of Capitalization) through April 3,
                           2005 in Amendment No. 2.

                           Further, in Amendment No. 2 to the Registration Statement, we have included an explanation relating to the one-time charge for the amortization of the purchase accounting adjustment to fair value on the inventory that was acquired.

Liquidity and Capital Resources, page 30

COMMENT 10:                We note your disclosure in the third paragraph of
                           page 33 that you recorded a significant amount of inventory obsolescence. Disclose the amount, timing and reasons for recording these charges. In addition, tell us what you mean by your statement that "goodwill increased as inventory was reduced."

RESPONSE:                  We have added the amount, timing and reasons for
                           recording these charges. In addition, we have deleted the sentence that goodwill increased as inventory was reduced.

COMMENT 20:                Update your discussion of cash flows from operating,
                           investing and financing activities to discuss the period ended January 2, 2005.

RESPONSE:                  We have updated our discussion of cash flows from
                           operating, investing and financing activities in Amendment No. 2 to the Registration Statement for the period from September 15, 2004 (Date of
                           Capitalization) through April 3, 2005).

COMMENT 11:                We note your statement that the parties terminated
                           the standby equity distribution agreement on April
                           26, 2005. Since the agreement was terminated before

Mr. Larry Spirgel
June 30, 2005
Page 8

                           the equity line became available to you, please delete the discussion of it here and rely on the similar disclosure about the agreement in the certain relationships and related transactions section.

RESPONSE:                  As discussed in our response to the Commission's
                           comment 4 above, we have removed any discussion or reference to the now-terminated Standby Equity
                           Distribution Agreement in Amendment No. 2 to the
                           Registration Statement, except to the extent that we are required to disclose Cornell Capital Partners' ownership of the commitment fee shares received under the now-terminated Standby Equity Distribution
                           Agreement and to extent that we must describe the issuance of these shares in Part II, Item 26 of the Registration Statement.

                           In addition, we have amended and restated the Termination Agreement related to the now-terminated Standby Equity Distribution Agreement to eliminate the language that it is the intent of the parties to enter into a new standby equity distribution agreement.

Our Business, page 33

Competition, page 36

COMMENT 22: Discuss in greater detail your competition's advantages in relation to you and how this affects your competitive position within your markets. Also, to the extent reasonably known, provide quantified disclosure of your market shares in each of your markets. See Item 101(b)(4) of Regulation S-B.

RESPONSE:                  In response to the Commission's comment, we have
                           provided additional information in this section.

Certain Relationships and Related Transactions, page 42

COMMENT 12:                Confirm in your response letter that there are no
                           affiliations between Celerity Systems Inc. and Cornell Capital Partners. Otherwise, please describe.

RESPONSE:                  In response to the Commission's comment, there is an
                           affiliation between Celerity Systems, Inc. and Cornell Capital Partners. We have disclosed this affiliation in Amendment No. 2 to the Registration
                           Statement.

Financial Statements--Sagamore Holdings, Inc. and Subsidiary, page F-1

COMMENT 24:                Please update the financial information included in
                           your filing in. accordance with the requirements of
                           Item 310(g) of Regulation S-B.

RESPONSE:                  We have updated our financial information in
                           Amendment No. 2 to the Registration Statement in accordance with the requirements of Item 310(g) of Regulation S-B.

Notes to Financial Statements--Sagamore Holdings, Inc. and Subsidiary, page F-6

Mr. Larry Spirgel
June 30, 2005
Page 9

Note 1--Basis of Presentation, page F-6

COMMENT 25:                We note your response to prior comment 53. While we
                           understand the difficulty in closing your financial books on September, 20, 2004, it does not appear appropriate to defer the effective date of the acquisition beyond the end of the interim period, which is October 3, 2004. Revise your financial statements and disclosures to present this transaction as effective on the consummation date or, if you cannot close your financial books on this date, no later than October 3, 2004.

RESPONSE:                  The Company has updated the financial statements and
                           disclosures to record the acquisition of Nexus Custom
                           Electronics, Inc as of October 3, 2004, the end of the interim period closest to the actual date of the acqusition.

Note 2--Summary of Significant Accounting Policies, page F-7

Stock Based Compensation, page F-8

COMMENT 13:                We note your response to the first bullet of prior
                           comment 54. It does not appear reasonable that your Series B convertible preferred stock and your common stock have no value. Please address the following items:

                           o Please revise your financial statements to ascribe
                             a reasonable value to the Series B convertible preferred stock, common stock issued as compensation to employees and to consultants in exchange for services, and stock options issued to employees, or explain in more detail why you believe that your valuation is appropriate.

                           o Please provide us with a copy of the independent
                             valuation performed for your Series B convertible preferred stock, and your common stock as of October 4, 2004.

                           o Tell us why you believe the current-value method is
                             appropriate. In this regard, we note that this method is not forward-looking and does not consider the possibility that the value of the enterprise will increase or decrease between the valuation date and the date at which the Series B preferred stockholders and the common stockholders will receive a return on their investment. In addition, it is generally not appropriate to use this method unless a liquidity event is imminent and expectations about the future of the enterprise as a going concern are not relevant or unless the enterprise is at a very early stage of development.

                           o We note that you have disclosed an estimated
                             selling price of $1.00 for purposes of calculating the registration fee and a market price of $0.25 for purposes of estimating the number of shares to be needed for the conversion of the 6,000,000 shares of Series A Convertible Preferred Stock.

Mr. Larry Spirgel
June 30, 2005
Page 10

                             Tell us how you considered these estimated prices in valuing your common and Series B convertible preferred stock issuances and reconcile the differences in valuation.

RESPONSE:                  Relating to first, second and third bullets:

                           Based on an independent valuation, the Company has now revised its financial statements and related disclosures to ascribe a value to the Company's common stock and series B preferred stock. The independent valuation is enclosed with this letter. The independent valuation utilized the top down approach and therefore determined the fair value of the enterprise and then allocated this value to the various classes of equity.

                           The fair value of the enterprise was determined using the market approach. More specifically, the independent valuation relies upon the actual purchase of Nexus, the Company's only asset, and a comparable company analysis based on trading and acquisition multiples to determine the enterprise value of the Company. To allocate the enterprise value to the various classes of equity, the independent valuation considered both the Current-value and Probability-weighted expected return methods. The final fair value conclusion was based on the probability-weighted expected return method.

                           The probability-weighted expected return method estimates the current value of equity based on the analysis of future enterprise values assuming various scenarios. The potential future scenarios included an initial public offering (or other public registration of shares), continued operation of the enterprise and liquidation. The highest probability was placed on the IPO scenarios. The range of enterprise values for the scenarios considered ranged from less than $13 million (which was less than the debt and preferred Series A liquidation preference) to $19 million.

                           Each of the scenarios first allocated a portion of the enterprise value to the debt and the Company's Series A preferred stock. The remaining enterprise value is allocated to the Series B preferred and common stock. For purposes of allocating to Series B Preferred, the valuation considered the Series B conversion feature which allows the holder to essentially convert to the 75 million shares of the Company's common stock. (Unlike the Series A preferred stock, the Series B preferred stock does not have a liquidation preference)

                           After determining a potential future value for each scenario, each outcome is adjusted to consider the probability of each scenario occurring. Additional adjustments include discounting the future values (which are assumed to occur in the future) back to the valuation date, and for the IPO scenarios, a 20% marketability discount.

                           After considering all of the aforementioned adjustments (probability, discounting to the

Mr. Larry Spirgel
June 30, 2005
Page 11

                           valuation date, lack of marketability) the fair value of each Sagamore common share as of September 17, 2004 was determined to be $0.01 and the fair value of each Series B Preferred share was determined to be $0.075.

                           Relating to the fourth bullet:

                           We have used $0.01, or the fair value of each share of the Company's common stock as of September 17, 2004, for purposes of calculating the SEC Registration Fee in Amendment No. 2 to the Registration Statement. At the request of the Commission, we have removed the common stock issuable upon conversion of the Series A Convertible Preferred Stock from Amendment No. 2 to the Registration Statement. Therefore, we have removed the reference to $1.00 from Amendment No. 2 to the Registration Statement. Further, we have removed any reference in Amendment No. 2 to the Registration Statement to an assumed market price of $0.25.

COMMENT 14:                In reference to your response to the second bullet of
                           prior comment 54, please describe the nature of the services to be provided by the consultants, as previously requested. Also, address the question in our original comment with regard to the guidance in paragraph 8 of SFAS 123, based on which it appears that these shares should have been valued at the fair value of the consideration received since it appears more reliably measurable. In addition, tell us the vesting provisions of these shares, and tell us how you will apply the guidance in EITF 96-18 in accounting for this transaction.

RESPONSE:                  On September 17, 2004, we entered into an agreement
                           with a consultant to provide and assist us in managerial assistance, including significant guidance and counsel us in operations and business objectives.
                           The term of the agreement is month- month and the consultant can terminate the agreement at any time.
                           In consideration for these services we issued
                           7,500,000 shares of our common stock. We valued these services at $75,000, which represents the fair value of the common stock issued since it was more reliably measurable, (7,500,000 shares of common stock multiplied by the estimated value of common stock
                           $.01 as determined by the valuation, as discussed above in our response to your comment 25 above).
                           Since the consultant can terminate the agreement at any time, we recorded a charge of $75,000 in our general and administrative expenses in our audited financial statements for the period from September
                           15, 2004 (date of capitalization) through October 3,
                           2004).

COMMENT 15:                In reference to your response to the third bullet of
                           prior comment 54, please refer to our original comment, and clarify for us the nature of the services that the two officers performed or will perform in exchange for the shares. If these shares are intended to compensate the officers for future services, tell us the vesting provisions of the awards.

RESPONSE:                  On September 17, 2004, the two officers were issued
                           Series B convertible preferred and common stock, to compensate them for their time spent prior to the

Mr. Larry Spirgel
June 30, 2005
Page 12

                           formation of Sagmore Holdings, Inc., and the acquisition of Nexus Custom Electronics, Inc., and not to compensate them for future services.

Notes to Condensed Consolidated Financial Statements (Unaudited), page F-17

Note 3--Significant Accounting Policies, page F-20

Goodwill, page F-20

COMMENT 16:                Expand your disclosure to describe your methodology
                           for testing your goodwill balance for impairment under SFAS 142.

RESPONSE:                  We have expanded our disclosure on our methodology
                           for testing our goodwill balance for impairment under SFAS 142.

Stock-Based Compensation, page F-21

COMMENT 30: It does not appear appropriate to continue using the minimum value method to determine compensation cost since you have filed a registration statement and are considered a public entity under SFAS 123. Revise your disclosures to reflect an option-pricing method that considers the impact of the expected volatility of your common stock.

RESPONSE:                  We have revised our disclosure using the
                           Black-Scholes option -pricing model.

Statements of Cashflows -Nexus Custom Electronics, Inc., page F-29

COMMENT 17:                We note your response to prior comment 58, but cannot
                           locate your additional disclosure. Please provide us with a more specific reference to where the increase in your inventory balance between fiscal years 2003 and 2004 is discussed in your management's discussion and analysis.

RESPONSE:                  Please refer to our discussion in the "Liquidity and
                           Capital Resources" portion of our Management's
                           Discussion and Analysis section, under the Fiscal
                           2004 discussion, first paragraph.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations,
F-43

Note 2, page F-43

COMMENT 18:                We note you response to prior comment 61. It is still
                           unclear to us why you have excluded the amortization of the increased basis of your inventory and the amortization of backlog from your pro forma statement of operations. Since the pro forma financial statements are prepared assuming the acquisition occurred at the beginning of each period, it appears

Mr. Larry Spirgel
June 30, 2005
Page 13

                           that the inventory would be sold during the year and the revenue related to the backlog would be earned during the year. Please revise your pro forma financial statements to reflect the effects of these adjustments or advise.

RESPONSE:                  In response to the Commission's comment, we have
                           revised our pro forma financial financial statements to include the amortization of the increased basis of our inventory and the amortization of the backlog.

Exhibits

COMMENT 19:                We note your response to prior comment 63; however,
                           you included no new draft opinion. Therefore, we reissue the comment. You use the defined term "Series
                           A Shares" in your legality opinion, and it is not clear whether you are referring to the Series A
                           Convertible Preferred Stock or the 30 million shares of common stock underlying this preferred. Your legality opinion should opine as to whether the 34,040,000 shares of common stock being registered are duly authorized for issuance, validly issued, fully paid and nonassessable when issued. Please revise to clarify.

RESPONSE:                  We have included the new 5.1 Opinion as an exhibit to
                           Amendment No. 2 to the Registration Statement.
                           However, as discussed above, we have removed the common stock issuable upon conversion of the Series A
                           Convertible Preferred Stock from Amendment No. 2 to the Registration Statement, as required by the Commission.

      Enclosed with this letter is a redlined version of Amendment No. 2 to the Registration Statement comparing it to Amendment No. 1 to the Registration Statement filed on May 13, 2005.

      Please call me, Clayton Parker at (305) 539-3306 or Ronald Haligman at
(305) 539-3339, if you have any questions.

Very truly yours,

/s/ Robert P. Farrell

Robert P. Farrell
Chief Executive Officer